801 West Bay Street Jacksonville, FL 32204 Tel: 904-421-1400

via EDGAR and Facsimile

January 10, 2008

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Attention:                         Tracey McKoy, Staff Accountant

Terence O’Brien, Accounting Branch Chief

RE:       Interline Brands, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 13, 2007

File No. 1-32380

Ladies and Gentlemen:

I am writing in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter to Michael J. Grebe, the Chairman and Chief Executive Officer of Interline Brands, Inc. (“Interline” or the “Company”) dated December 19, 2007 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K.

Set forth below are the Staff’s comments conveyed in the Comment Letter in italicized, bold type followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 27

1.              You disclose management uses adjusted EBITDA to evaluate the operating performance of your business. Please expand your discussion in future filings to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

•                  the economic substance behind your decision to use such measure;

•                  the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and

•                  the manner in which you compensate for these limitations when using the non-GAAP measure.

Also, the measure is presented with liquidity measures in a section titled, “Cash Flow and Other Data.” While we recognize Adjusted EBITDA can be described as “other data,” the current presentation could suggest the measure is used as a measure of liquidity. Please revise the presentation in future filings to clarify. Please provide us with sample disclosures in your response.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, in future filings, we will expand our discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For the Staff’s convenience, we have included an updated discussion in Exhibit A to this response letter in the footnotes to the Selected Financial Data table. Also, in future filings, we will revise the presentation of Adjusted EBITDA in the Selected Financial Data table, as shown in Exhibit A to this response letter, to clarify that Adjusted EBITDA should not be used as a measure of liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.              The discussion of results of operations in your Forms 10-K and 10-Q occasionally do not discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example, we noted the following in your Form 10-K:

•                  You attribute approximately $67 million of the increase in net sales of $215.6 million from 2005 to 2006 to “improved demand for our products, new sales and growth initiatives and price increases.” Please quantify the impact of price increases vs. increased quantity of sales and, if possible, the impact of new customers resulting from your growth initiatives. Explain the underlying reasons, if known, for the improved demand for your products and provide a discussion of the price increases including known trends.

•                  Explain the underlying reasons for the “slightly higher gross margins at AmSan,” and provide a discussion of any known trends (e.g. whether you expect this relationship to continue after completion of your integration plan, etc.).

Please provide us with an explanation for these items. Also, please note these examples are not meant to be a comprehensive list of issues noted throughout the discussion in your filings. In future filings, please expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350.

RESPONSE TO COMMENT 2

In response to the Staff’s comment, in future filings, we will ensure that our discussion of our results of operations in our Forms 10-K and 10-Q consistently provide the reasons underlying the intermediate effects on sales in sufficient detail for the reader to see the business through the eyes of management. In addition, we will expand the discussion of our results of operations, as appropriate, to quantify the impact of the events disclosed and describe their underlying causes.

In our Form 10-K for the Fiscal Year Ended December 31, 2006 we discussed the nature of our $215.6 million increase in sales. We specifically attributed $148.4 million, or 69% of this increase, to our July 2006 acquisition of AmSan and our July 2005 acquisition of Copperfield. We attributed the remaining $67.2 million, or 31% of our sales increase, which represents a growth rate of 8.3% over the prior year period, to a combination of improved demand for our products, new sales and growth initiatives and price increases.

We believe that the majority of our 8.3% organic sales growth is attributed to the combination of improved demand for our products and new sales and growth initiatives. In order to support this growth, we have invested approximately $2.0 million per quarter throughout the period in growth initiatives, including adding new field sales and telesales representatives, new products, and professional contractor centers. We expect this trend to continue in the short term as it relates to new customers but not necessarily from general market growth, as the housing market continues to soften.  We are not able to reasonably quantify or differentiate how much of this 8.3% in sales growth is related to a customer buying more from us because they have a higher demand for the use of our products from their customers (“improved demand for our products”) or if they are buying from us instead of buying from another supply source (“new sales and growth initiatives”). Improved demand for our products has come from a number of sources, including general market growth, selling more to existing customers and the addition of new customers.

In addition, one of the trends contributing to our organic sales increase is that we have increased the prices that we charge to our customers in reaction to receiving cost increases from our suppliers. We expect this trend to continue, especially with respect to products that have a concentration of higher cost raw materials such as copper or oil-based raw materials, such as plastics and PVC.

We currently stock and sell approximately 80,000 products. In addition, we offer the ability to facilitate special orders from our customers which represent the sale of thousands of products above and beyond what we stock in our facilities. We do not go to market with one standard national price for each individual product. In fact, each individual product has the ability to be sold at multiple price points. The price point at which a product is sold varies depending on several different circumstances, including but not limited to:

•               Order Quantity-Based Pricing. The price of a product generally goes down as a customer’s order quantity increases. This is commonly referred to as “Tier Pricing.”

•               Customer Specific Pricing. Prices can be different at the customer level depending on the nature and extent of a customer relationship, including total customer purchase volumes. Typically, larger supply chain-based customers have the ability to obtain more favorable pricing.

•               Service Level. The type of service that is provided to our customers has an impact on the price point the products are sold at. For example, delivery method, supply chain management and in-depth product training allows for products to be sold at a higher price point than if these services are not offered.

•               Regional Pricing. Certain product such as water heaters and other heating, ventilation and air conditioning (“HVAC”) products carry different pricing at a regional level.

•               Call-For-Pricing. Certain products require non-published prices because our underlying cost; and therefore, the price that we charge to our customers, fluctuate with the market on a daily or weekly basis. In these instances, these products are sold at multiple price points as established at the time that a customer calls to place the order.

Due to the large number of products that we distribute, the variability of the timing throughout the year when a supplier passes cost increases to us and we pass the increase to our customers, and the fact that units of measure change periodically on how we package and sell our products, it is not reasonably possible for us to quantify with a high degree of accuracy the effect that price increases versus increased quantity of sales have on our sales growth.

The gross margins at AmSan were slightly higher than Interline’s consolidated gross margins, approximately 30 basis points, as a result of the janitorial and sanitary product mix that is distributed by AmSan. We expect the gross margins generated from AmSan to remain strong as a result of our integration process as we continue to consolidate suppliers and expand our sourcing capabilities with respect to janitorial and sanitary products.

Consolidated Balance Sheets, page F-5

3.              We note from your balance sheet that you have accounts receivable – other of $15.7 million as of December 31, 2006. Please tell us and disclose in future filings the nature of this account.

RESPONSE TO COMMENT 3

Our accounts receivable – other consisted of the following as of December 29, 2006 (in thousands):

Vendor rebates receivable	$14,703
Other	960
Total	$15,663

In response to the Staff’s comment and to minimize confusion due to the presentation of this account, in future filings, we will consolidate the accounts receivable – other account with the prepaid expenses and other current assets account on the face of the balance sheet and include a note to the financial statements, similar to the above response, detailing the composition of our prepaid expenses and other current assets account.

Note 4 – Acquisitions, page F-20

4.              You acquired AmSan LLC on July 3, 2006. Total assets acquired of $165.4 million as a percentage of your 2005 total assets of $705.8 million is approximately 23%. We note the Form 8-K filed on July 10, 2006, does not include audited financial information for AmSan, and it does not appear you amended this filing within 75 days to include such information. Please tell us how you considered and met the requirements of Rule 3-05(b) of Regulation S-X and Item 9.01 of Form 8-K. If you determined the acquisition did not meet the thresholds in Rule 3-05(b), please provide the calculations you used in your significance test.

RESPONSE TO COMMENT 4

As part of our due diligence with any potential acquisition, we prepare an analysis to ascertain whether the subsidiary would be deemed a significant subsidiary per Rule 1-02 and whether the financial statements of the subsidiary need to be presented per Rule 3-05.

We noted the Staff used the post-acquisition total assets amount of AmSan of $165.4 million in calculating the asset-based significance test; however, in accordance with Topic Two, Other Financial Statements Required, of the Division of Corporation Finance Accounting Disclosure Rules and Practices (“Training”) Manual, we prepared our analysis using the subsidiary’s “most recent pre-acquisition audited annual statements.”

Below are our threshold calculations used in our significant subsidiary analysis (amounts in thousands):

•                  Investments in and advances to AmSan as a percent of total assets of Interline:

Total
Assets (1)	Investment
Interline	in AmSan
$705,769	$130,800	18.5%

(1) Per the December 30, 2005 audited financial statements.

•                  Total assets of AmSan as a percent of total assets of Interline:

	Total assets
	Interline	AmSan
Per audited financials (1)	$705,769	$65,391	9.3%
Divisions not acquired		(7,919)
Net total assets	$705,769	$57,472	8.1%

(1) Per the December 30, 2005 and December 31, 2005 audited financial statements for Interline and AmSan, respectively.

•                  AmSan’s income* as a percent of Interline’s income*:

	Income (Loss)*
	Interline	AmSan
Per audited financials (1)	$47,134	$(270)	0.0%
Divisions not acquired		(752)
Net income (loss)	$47,134	$(1,022)	0.0%

* Per Rule 1-02, defined as income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.

(1) Per the December 30, 2005 and December 31, 2005 audited financial statements for Interline and AmSan, respectively.

Based on the above calculations, audited financial statements for AmSan were not required because none of the thresholds exceeded the 20 percent requirement per Rule 3-05.

Item 9A – Controls and Procedures, page 46

5.              We note that you provide an incomplete definition for disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings please disclose, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure or simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

RESPONSE TO COMMENT 5

In response to the Staff’s comment, in future filings, we will provide a complete definition for disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act to disclose, if true, that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure or simply conclude that our disclosure controls and procedures are effective or ineffective, whichever the case may be.

* * * * *

Additionally, per your request, the Company hereby acknowledges that

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please do not hesitate to contact me at 904-265-3504.

Very truly yours,

/s/ Thomas J. Tossavainen
Thomas J. Tossavainen
Chief Financial Officer

cc:	Michael J. Grebe, Chairman and Chief Executive Officer
David C. Serrano, Vice President, Finance and Corporate Controller
Lev Cela, Director of Financial Reporting
J. Wade Weeks, Deloitte & Touche LLP
Julie Lamey, Deloitte & Touche LLP
John J. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP
David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

Selected Financial Data Table

	Fiscal Year Ended
	December 29,	December 30,	December 31,	December 26,	December 27,
	2006	2005	2004 (1)	2003	2002
	(in thousands, except per share data)
Income Statement Data:
Net sales	$1,067,570	$851,928	$743,905	$640,138	$637,530
Cost of sales	658,698	526,334	458,516	395,894	401,212
Gross profit	408,872	325,594	285,389	244,244	236,318
Selling, general and administrative expenses	292,752	229,595	202,084	171,091	164,328
Depreciation and amortization	14,427	13,049	12,600	10,949	11,282
Secondary offering and IPO related expenses (2)	—	932	9,215	—	—
Special costs and expenses (2)	—	—	—	607	4,893
Operating income	101,693	82,018	61,490	61,597	55,815
Interest expense, net	(30,776)	(25,183)	(39,798)	(40,317)	(38,625)
Change in fair value of interest rate swaps	—	—	8,232	5,272	(5,825)
Loss on extinguishment of debt	(20,843)	(10,340)	(660)	(14,893)	—
Other income	606	639	454	40	—
Income before income taxes	50,680	47,134	29,718	11,699	11,365
Provision for income taxes	19,495	18,335	11,617	4,547	4,219
Net income	31,185	28,799	18,101	7,152	7,146
Preferred stock dividends	—	—	(54,389)	(48,623)	(42,470)
Net income (loss) applicable to common stockholders	$31,185	$28,799	$(36,288)	$(41,471)	$(35,324)
Earnings (loss) per share:
Basic	$0.97	$0.90	$(25.21)	$(632.74)	$(538.55)
Diluted	$0.95	$0.89	$(25.21)	$(632.74)	$(538.55)
Cash dividends declared per share	$—	$—	$—	$—	$—

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$29,946	$38,838	$(1,403)	$33,089	$10,415
Investing activities	(139,298)	(81,133)	(7,329)	(26,795)	(4,944)
Financing activities	113,226	(24,062)	76,006	(10,962)	(3,285)
Capital expenditures	7,813	7,920	6,763	4,556	4,944

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$6,852	$2,958	$69,178	$1,612	$5,557
Total assets	890,569	705,769	673,380	565,282	551,718
Total debt (3)	421,066	285,075	303,275	341,525	326,024
Stockholders’ equity (deficit)	320,679	284,542	252,899	(264,536)	(223,683)

Other Data:
Adjusted EBITDA (4)	$116,726	$96,638	$83,759	$72,586	$67,097

(1)          Fiscal year ended December 31, 2004 was a 53-week year. All other years presented were 52-week years.

(2)         Secondary offering expenses in 2005 consist of expenses related to the secondary stock offering by certain shareholders of which we received no proceeds. IPO related expenses in 2004 consist of additional compensation expense for forgiveness of shareholder loans and one-time bonuses that relate to the IPO transaction. Special costs and expenses in 2003 and 2002 consist of costs associated with acquisition and recapitalization activities, including integration and assimilation expenses, severance payments and transaction fees and expenses.

(3)          Total debt represents the amount of our short-term debt and long-term debt.

(4)         We define Adjusted EBITDA as net income plus interest expense (income), net, change in fair value of interest rate swaps, cumulative effect of change in accounting principle, loss on extinguishment of debt, secondary offering and IPO related expenses, provision for income taxes and depreciation and amortization. Adjusted EBITDA differs from earnings before interest, taxes, depreciation and amortization (“EBITDA”) and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies.

We present Adjusted EBITDA herein because we believe it to be relevant and useful information to our investors since it is consistently used by our management to evaluate the operating performance of our business and to compare our operating performance with that of our competitors. Management also uses Adjusted EBITDA for planning purposes, including the preparation of annual operating budgets, and to determine appropriate levels of operating and capital investments. We therefore utilize Adjusted EBITDA as a useful alternative to net income as an indicator of our operating performance compared to the Company’s plan. However, Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, Adjusted EBITDA should not be used in isolation or as a substitute for other measures of financial performance reported in accordance with GAAP, such as gross margin, operating income, net income, cash flows from operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.

Our definition of Adjusted EBITDA specifically excludes certain items, including change in fair value of interest rate swaps, cumulative effect of change in accounting principle, loss on extinguishment of debt, and secondary and IPO related expenses, which we believe are not indicative of our core operating results as follows:

•                 Change in fair value of interest rate swaps – Prior to our IPO, we entered into derivative financial instruments from time to time, including interest rate swap exchange agreements, to manage our exposure to fluctuations in interests rates on our debt. We believe the (gains) and losses that we realized in connection with changes in the fair value of these interest rate swaps before our IPO are not indicative or comparable to current operating results.

•                 Loss on extinguishment of debt – We have recorded losses associated with the early extinguishment of debt as a result of refinancing the company. In 2003, we refinanced our 16% senior subordinated notes with 11½% senior subordinated notes and amended our credit facility. In 2004 and 2005, we used proceeds from our IPO to repay the term loan under our credit facility and partially redeem our 11½% senior subordinated notes. In 2006, we refinanced our 11½% senior subordinated notes and credit facility with 8⅛% senior subordinated notes and a new credit facility. Since these transactions correspond to the financing of the company, we believe the losses associated with these specific significant financing transactions are not indicative of our core operating results.

•                 Secondary offering and IPO related expenses – These expenses include additional compensation expense for forgiveness of shareholder loans and one-time bonuses to senior employees in connection with our IPO in 2004 as well as secondary offering related expenses resulting from the secondary public offering by certain of our stockholders in 2005. Because these offering transactions are one-time or infrequent in nature, we believe these expenses are not indicative of normalized performance but rather the result of specific transactions not expected to repeat on a recurring basis.

These items impacted net income over the periods presented which make direct comparisons between years less meaningful and more difficult without adjusting for them. While we believe that some of the items excluded in the calculation of Adjusted EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes Adjusted EBITDA as an operating performance measure in conjunction with GAAP measures such as net income.

In addition, we believe the remaining adjustments in arriving at Adjusted EBITDA, comprised of interest expense (income), net, provision for income taxes and depreciation and amortization, are appropriate because these adjustments allow management and investors to evaluate our operating performance without regard to these items which can vary from company to company depending upon the acquisition history, capital intensity, financing options and the method by which its assets were acquired. We continuously manage and monitor our capital structure, tax position and capital spending to ensure that they are appropriate. While the exclusion of these items limits the usefulness of this non-GAAP measure as a performance measure because it does not reflect all the related expenses we incurred, adjusting for these items and monitoring our performance with and without them helps management and investors more meaningfully evaluate and compare the results of our operations from period to period and to those of other companies.

The computation of Adjusted EBITDA is as follows (in thousands):

	Fiscal Year Ended
	December 29,	December 30,	December 31,	December 26,	December 27,
	2006	2005	2004	2003	2002

Net income	$31,185	$28,799	$18,101	$7,152	$7,146
Interest expense, net	30,776	25,183	39,798	40,317	38,625
Change in fair value of interest rate swaps	—	—	(8,232)	(5,272)	5,825
Loss on extinguishment of debt	20,843	10,340	660	14,893	—
Secondary offering and IPO related expenses	—	932	9,215	—	—
Provision for income taxes	19,495	18,335	11,617	4,547	4,219
Depreciation and amortization	14,427	13,049	12,600	10,949	11,282
	$116,726	$96,638	$83,759	$72,586	$67,097